American National Group Inc.
6000 Westown Parkway
West Des Moines, Iowa 50266

VIA EDGAR

August 27, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. John Stickel

Re:	American National Group Inc.

Registration Statement on Form S-3/A

Filed on August 27, 2024

File No. 333-281155

Request for Acceleration

Dear Mr. John Stickel:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), American National Group Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as amended, will become effective under the Securities Act by 5:00 p.m. (New York City time) on August 30, 2024, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ryan Patrone at (212) 474-1280. The Company hereby authorizes Ryan Patrone of Cravath, Swaine & Moore LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

If you have any questions regarding this request, please contact me at (409) 766-6553 or by email at tim.walsh@americannational.com.

Very truly yours,

American National Group Inc.

By:	/s/ Timothy A. Walsh
Name: Timothy A. Walsh
Title: Chief Executive Officer and President